Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2012
and the year to date September 30, 2013

	Year ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013
	--------------------------------------------Thousands of Dollars--------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,017,634	$1,088,238	$1,203,742	$1,219,603	$1,214,477	$987,309
Distributed income of equity investees	3,915	—	2,486	7,371	7,126	1,190
Interest expense, net of amounts capitalized	278,917	298,495	303,165	298,934	286,748	195,892
Interest component of rental expense	43,572	39,442	23,094	18,573	18,930	15,428
AFUDC - Debt funds	20,215	33,112	13,992	8,751	6,810	8,267
Earnings as defined	$1,364,253	$1,459,287	$1,546,479	$1,553,232	$1,534,091	$1,208,086
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$262,963	$287,066	$287,075	$279,880	$266,610	$180,832
Interest on affiliated loans	11,340	10,291	7,196	7,119	7,476	5,298
Interest on interim obligations	1,070	69	15	44	9	17
Amortization of debt discount, premium and expense, net	11,688	11,050	10,368	9,437	10,062	10,064
Other interest charges	12,071	23,131	12,503	11,205	9,401	7,949
Interest component of rental expense	43,572	39,442	23,094	18,573	18,930	15,428
Fixed charges as defined	$342,704	$371,049	$340,251	$326,258	$312,488	$219,588
RATIO OF EARNINGS TO FIXED CHARGES	3.98	3.93	4.55	4.76	4.91	5.50